April 1, 2009

VIA:	EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-3561

Attn; Scott M. Anderegg, Esq.

RE:	Peer Review Mediation and Arbitration, Inc.;
Request for Acceleration of Effectiveness of S-1 Registration Statement;
SEC Registration No. 333-154898
SEC File No. 000-52712

Dear Mr. Anderegg:

The undersigned, on behalf of Peer Review Mediation and Arbitration, Inc., a Florida corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Thursday, April 2, 2009, at 1:00 p.m. Eastern Time (11:00 a.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

PEER REVIEW MEDIATION AND ARBITRATION, INC.

s/Willis Hale

Willis Hale

Chief Executive Officer

cc Andrew I. Telsey, Esq.